Exhibit 99.1

Nuvini Group Expands Strategic AI Initiative with Launch of NuviniAI Prize, Driving Innovation and Investment Across Brazil’s B2B Software Sector

NEW YORK, Aug. 12, 2025 (GLOBE NEWSWIRE) -- Nuvini Group Limited (Nasdaq: NVNI) (“Nuvini” or the “Company”), a leading technology serial acquirer in the Latin American SaaS and software sector, today announced the next phase of its strategic AI initiative with the launch of the NuviniAI Prize, a national competition designed to accelerate artificial intelligence (“AI”) innovation across Brazil’s B2B software ecosystem. The launch of AI Prize, in collaboration with Oracle and NVIDIA, is an evolution of Nuvini’s previously announced Inaugural NuviniAI Day held at Oracle’s São Paulo headquarters where three finalist projects were selected to be implemented across the Nuvini ecosystem.

The NuviniAI Prize is open to all B2B software companies in Brazil, offering participants strategic benefits such as increased visibility among investors and industry leaders, access to Nuvini’s SaaS network for partnerships, mentorship and infrastructure support provided by Oracle, and expert-led market validation. “Building on the success of the internally directed NuviniAI program, which delivered an average ROI of 523% and a 4.2-month payback period, the Prize serves as a pipeline for identifying high-potential AI-first ventures and talents aligned with Nuvini’s growth strategy, and it reinforces the company’s leadership in Latin America’s digital economy and its commitment to delivering long-term shareholder value through innovation,” said Gustavo Usero, Operating Group Director at Nuvini.

“Through NuviniAI, we’re not just adopting AI, we’re shaping the future of the B2B SaaS ecosystem not only in Brazil, but also across Latin America,” said Pierre Schumann, Chief Executive Officer at Nuvini. “This initiative reflects our commitment to embedding AI at the core of our business, driving operational efficiency, and unlocking scalable growth. The NuviniAI Prize is a strategic lever to surface high-impact ventures, foster meaningful partnerships, and accelerate innovation across our portfolio and the broader enterprise technology landscape.”

The program timeline includes:

●	August 12 – Official Launch

●	September 12 – Submission Deadline

●	October 10 – Finalists Announced

●	October 30 – Grand Finale at the AI Brasil Experience in São Paulo

For more information or to apply, visit https://premionuvini.com.br/.

About Nuvini

Headquartered in São Paulo, Brazil, Nuvini is Latin America’s leading private serial acquirer of business to business (B2B) software as a service (SaaS) companies. The company focuses on acquiring profitable, high-growth SaaS businesses with strong recurring revenue and cash flow generation. By fostering an entrepreneurial environment, Nuvini enables its portfolio companies to scale and maintain leadership within their respective industries. The company’s long-term vision is to buy, retain, and create value through strategic partnerships and operational expertise.

Forward-Looking Statements

Statements about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward–looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. The Company cannot guarantee future results, levels of activity, performance, or achievements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, without limitation: the Company’s ability to complete the potential acquisitions on the anticipated timeline or at all; general market conditions that could affect the consummation of the potential acquisition; if definitive documents with respect to a potential acquisition are executed, whether the parties will achieve any of the anticipated benefits of any such transactions; and other factors discussed in the “Risk Factors” section of the Company’s Ǫuarterly and Annual Reports filed with the Securities and Exchange Commission (“SEC”) and the risks described in other filings that the Company may make with the SEC. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Any forward-looking statements speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. We caution you, therefore, against relying on any of these forward-looking statements.

Investor Relations Contact

Sofia Toledo
ir@nuvini.co

MZ North America
NVNI@mzgroup.us